

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

October 21, 2008

via U.S. mail and facsimile to (415) 398-1905

Mr. H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Re: URS Corporation
Form 10-K for the fiscal year ended December 28, 2007
File No. 1-7567

Dear Mr. Hicks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief